UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

44919P300

(CUSIP Number)

Charles Y. Tanabe, Esq. Executive Vice President and General Counsel Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5400	Pamela S. Seymon, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*  Note:  This statement constitutes Amendment No. 20 of the Report on Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller and the BDTV Entities.  This statement also constitutes Amendment No. 15 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 30 of a Report on Schedule 13D of Barry Diller, Amendment No. 25 of a Report on Schedule 13D of BDTV INC., Amendment No. 24 of a Report on Schedule 13D of BDTV II INC., Amendment No. 21 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 20 of a Report on Schedule 13D of BDTV IV INC.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LIBERTY MEDIA CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 91, 802, 227 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 91, 802, 227 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91, 802, 227 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11) 33.0%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of preferred stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BARRY DILLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 91, 802, 227 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 91, 802, 227 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91, 802, 227 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11) 33.0%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of preferred stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BDTV INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 91, 802, 227 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 91, 802, 227 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91, 802, 227 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11) 33.0%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of preferred stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BDTV II INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 91, 802, 227 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 91, 802, 227 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91, 802, 227 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11) 33.0%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of preferred stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BDTV III INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 91, 802, 227 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 91, 802, 227 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91, 802, 227 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11) 33.0%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of preferred stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BDTV IV INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 91, 802, 227 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 91, 802, 227 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91, 802, 227 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11) 33.0%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of preferred stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY MEDIA CORPORATION,
BARRY DILLER,
BDTV INC.,
BDTV II INC.,
BDTV III INC.
and
BDTV IV INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Company”).  The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the “Reporting Group”) consisting of Liberty Media Corporation, a Delaware corporation (“Liberty”), Mr. Barry Diller, BDTV INC., a Delaware corporation (“BDTV”), BDTV II INC., a Delaware corporation (“BDTV II”), BDTV III INC., a Delaware corporation (“BDTV III”), and BDTV IV INC., a Delaware corporation (“BDTV IV”) (each, a “Reporting Person”), on February 24, 1998 (the “Reporting Group Schedule 13D”), (ii) Liberty on July 19, 1999 (the “Liberty Schedule 13D”), (iii) Mr. Diller on August 29, 1995 (the “Diller Schedule 13D”), (iv) BDTV on August 16, 1996 (the “BDTV Schedule 13D”), (v) BDTV II on December 24, 1996 (the “BDTV II Schedule 13D”), (vi) BDTV III on July 28, 1997 (the “BDTV III Schedule 13D”), (vii) BDTV IV on February 24, 1998 (the “BDTV IV Schedule 13D”) are each hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 20 to the Reporting Group Schedule 13D, Amendment No. 15 to the Liberty Schedule 13D, Amendment No. 30 to the Barry Diller Schedule 13D, Amendment No. 25 to the BDTV Schedule 13D, Amendment No. 24 to the BDTV II Schedule 13D, Amendment No. 21 to the BDTV III Schedule 13D and Amendment No. 20 to the BDTV IV Schedule 13D.  The Reporting Group Schedule 13D, the Liberty Schedule 13D, the Diller Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the “Schedule 13D.”  Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 3.                  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

ITEM 4.                  Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As previously reported, Liberty has from time to time considered increasing its equity interest in the Company.  In this regard, Liberty was approached by a large institutional stockholder of the Company regarding a purchase of a portion of such stockholder’s shares of Common Stock.  During the course of considering such purchase, Liberty learned from the Company that the Company intended to put in place certain restrictions that would discourage Liberty from acquiring additional shares of Common Stock.  On January 10, 2008, in order to enable it to complete its proposed purchase of additional shares, Liberty entered into a Standstill Agreement (“Standstill Agreement”) with the Company, pursuant to which Liberty agreed, on behalf of itself and its affiliates, subject to certain exceptions, not to acquire additional securities of the Company for a certain period of time and the Company agreed not to take certain action that would discourage Liberty from acquiring additional shares of Common Stock, including the proposed purchase of additional shares from the institutional investor as described in this Amendment.

Subject to any restrictions contained in the agreements attached as Exhibits to this Amendment or previously filed as exhibits to the Schedule 13D, Mr. Diller may purchase additional shares of Common Stock in the open market or in private transactions. Further, on termination of the Standstill Agreement, and depending on market conditions and other factors, the Reporting Persons (including Liberty) or their respective subsidiaries may also purchase additional shares of Common Stock in the open market or in private transactions.  Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits to this Amendment or previously filed as exhibits to the Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock (including, in the case of Liberty, (i) its interest in the BDTV Entities and (ii) in connection with certain hedging transactions it may engage in as described in Item 6 of the Schedule 13D, in each case, subject to certain specified limitations).

Subject to the foregoing and except as described in Items 5 and 6 or contained in the agreements attached as Exhibits to this Amendment or previously filed as exhibits to the Schedule 13D or as has been publicly announced by the Company, (i) Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) neither Barry Diller, nor any of the BDTV Entities, nor any of the directors or officers of any of the BDTV Entities, have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that, in the case of Mr. Diller, Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

The information contained in Items 5 and 6 of this Amendment is hereby incorporated by reference herein.

ITEM 5.                  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 28, 2007, the Diller-Von Furstenberg Family Foundation, a private foundation as to which Mr. Diller disclaims beneficial ownership, sold in the open market 70,588 shares of Common Stock at a price of $27.63 per share.

On January 10, 2008, Liberty purchased 14,000,000 shares of Common Stock from an institutional investor for an aggregate purchase price of $339,500,000 in cash, or $24.25 per share. The aggregate amount payable by Liberty in connection with the foregoing purchase was drawn from the working capital of Liberty.

After giving effect to the foregoing transactions, the members of the Reporting Group beneficially own 66,202,229 shares of Common Stock and 25,599,998 shares of Class B Common Stock, which shares constitute 26.2% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock.  Assuming the conversion of all of the Reporting Group’s shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 33.0% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company.  The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership.  The foregoing beneficial ownership amounts are based on 252,262,836 shares of Common Stock, 25,599,998 shares of Class B Common Stock and 758 shares of preferred stock outstanding, in each case, as of the close of business on December 31, 2007.(1)

The information contained in Item 6 of this Amendment is hereby incorporated by reference herein.

ITEM 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On January 10, 2008, Liberty and the Company entered into the Standstill Agreement.  The description of the Standstill Agreement set forth below does not purport to cover all the provisions of the Standstill Agreement, and is qualified in its entirety by reference to the Standstill Agreement, which is filed as Exhibit 57 hereto, which is incorporated into this Amendment by reference.

Pursuant to the Standstill Agreement, Liberty agreed, subject to certain exceptions (including an exception for the aforementioned purchase of 14,000,000 shares of Common Stock from an institutional investor), that it would not, and would not permit its affiliates to, acquire, or enter into any agreement, arrangement or understanding to acquire with any person other than the Company, additional securities of the Company.  The Standstill Agreement will terminate upon the first to occur of:

•      the day after the Company completes the proposed spin-offs announced in the Company’s November 5, 2007 press release;

•      the Company publicly announces the abandonment of such transactions or ceases to pursue in good faith consummation of such transactions;

•      April 15, 2009; and

•      subject to certain exceptions, if any person or group (as defined in Rule 13d-3 under the Exchange Act) (other than Liberty and Barry Diller) acquires beneficial ownership of equity securities of the Company in an amount exceeding 15% of the outstanding equity securities of the Company.

                The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

ITEM 7.                  Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

 (1) We have based our calculations of the ownership percentages on the number of outstanding shares of the Company obtained by reducing 6,000,000 from the number of outstanding shares of Common Stock as of December 31, 2007, which number was provided by the Company.

57.                       Standstill Agreement, by and  between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10,  2008.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2008	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
Name: Charles Y. Tanabe
Title: Executive Vice President

BARRY DILLER

	By:	/s/ Barry Diller

BDTV INC., BDTV II INC.,
BDTV III INC., BDTV IV INC.

	By:	/s/ Barry Diller
Name: Barry Diller
Title: President

INDEX TO EXHIBITS

1.                                       Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

2.                                       Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3.                                       Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.                                       Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5.                                       Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6.                                       Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7.                                       First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8.                                       Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9.                                       Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10.                                 Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11.                                 Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12.                                 Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13.                                 In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14.                                 In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15.                                 In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.                                 Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.                                 Amended and Restated Certificate of Incorporation of BDTV INC.*

18.                                 Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19.                                 Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20.                                 Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*

21.                                 Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22.                                 Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23.                                 Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24.                                 Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25.                                 Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26.                                 Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27.                                 Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28.                                 Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29.                                 Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30.                                 Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.                                 Certificate of Incorporation of BDTV III Inc.*

32.                                 Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33.                                 Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34.                                 Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35.                                 Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36.                                 Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37.                                 Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38.                                 Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39.                                 Fourth Amended and Restated Joint Filing Agreement between Tele- Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.                                 Certificate of Incorporation of BDTV IV INC.*

41.                                 Fifth Amended and Restated Joint Filing Agreement by and among Tele- Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42.                                 Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. *

43.                                 Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44.                                 Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45.                                 Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46.                                 Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47.                                 Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48.                                 Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49.                                 Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50.                                 Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51.                                 Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52.                                 Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53.                                 Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.                                 Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005. *

55.                                 Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005. *

56.                                 Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005. *

57.                                 Standstill Agreement, by and between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10, 2008.

*              Previously filed.